Exhibit 99.3

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

RANDGOLD RESOURCES - Annual Information Update

London, United Kingdom, 17 April 2012 - In accordance with Prospectus Rule 5.2, Randgold Resources Limited submits its Annual Information Update, following the publication of our Annual Report in March 2012. This Annual Information Update refers to information that has been published or made available to the public in Jersey, the United Kingdom, United States of America and Canada.

This Annual Information Update provides information from 8 April 2011 to 17 April 2012 being the date of publication of this Annual Information Update.

Information posted on website (www.randgoldresources.com)

QUARTERLY REPORTS
TITLE	DATE PUBLISHED
2012
Report for the fourth quarter and year ended 31 December 2011	6 February 2012
2011
Report for the third quarter ended 30 September 2011	2 November 2011
Report the second quarter and 6 months ended 30 June 2011	4 August 2011
Report for the first quarter ended 31 March 2011	4 May 2011

ANNUAL REPORTS
TITLE	DATE PUBLISHED
Annual Report 2011	30 March 2012

RESERVE/RESOURCE TABLES
TITLE	DATE PUBLISHED
Reserve and Resource Declaration (2011)	30 March 2012

20-F
TITLE	DATE PUBLISHED
Annual Report on Form 20-F (2011)	30 March 2012

CORPORATE GOVERNANCE
TITLE	DATE PUBLISHED
Human Rights Policy	12 April 2012
Code of Conduct	31 March 2012

CORPORATE GOVERNANCE
TITLE	DATE PUBLISHED
Board Charter (which includes Terms of Reference for each of the following Board committees:	30 March 2012

(a) Audit Committee;
(b) Remuneration Committee; and
(c) Nomination and Corporate Governance Committee
Notice to Shareholders for the 2012 AGM and Proxy Form	16 March 2012

PRESENTATIONS
TITLE	DATE PUBLISHED
2012
Indaba - February 2012: “The challenges of building a sustainably profitable gold business in Africa”	8 February 2012
Results for the quarter and year ended 31 December 2011	6 February 2012
2011
Mines & Money Conference - December 2011: “What it takes to build a gold mining company in Africa... ”	6 December 2011
Scotia Capital Mining Conference - November 2011: “On course for growth. Delivering profitability now.”	30 November 2011
Results for the third quarter ended 30 September 2011	2 November 2011
Loulo Gold Mines - October 2011	31 October 2011
Denver Gold Forum 2011: “On course for growth and delivering on profitability promise.”	22 September 2011
Results for the second quarter and 6 months ended 30 June 2011	4 August 2011
Results for the first quarter ended 31 March 2011	5 May 2011
Documents filed with the Jersey Financial Services Commission
TITLE	DATE
Annual Return 2012	23 February 2012
Public Company Accounts for the year ended 31 December 2010	20 June 2011
Filing of Special Resolutions approved at AGM held on 4 May 2011	04 May 2011

Documents filed with the Jersey Financial Services Commission are available at Jersey Financial Services Commission, PO Box 267, 14 – 18 Castle Street, St Helier, Jersey, JE4 8TP.

Information submitted to the Regulatory News Service, London Stock Exchange

TITLE	DATE PUBLISHED
Kibali Gold Mine starts taking shape as construction gains momentum	16 April 2012
Randgold welcomes Mali settlement	09 April 2012
Total voting rights	30 March 2012
Director’s Randgold Resources shareholding	30 March 2012
Record 2011 results lay foundation for next growth stage	30 March 2012
Randgold posts robust reserve profile with increased overall grade	30 March 2012
Randgold’s Malian mines continue to operate	28 March 2012
Directors’ Randgold Resources shareholding	26 March 2012
Randgold monitoring events in Mali	22 March 2012
Gounkoto convention marks new milestone in partnership with Mali	21 March 2012

TITLE	DATE PUBLISHED
Awards granted under the randgold resources limited restricted share scheme and the Randgold Resources Limited co-investment plan: DM Bristow and GP Shuttleworth	19 March 2012
Total voting rights	29 February 2012
‘African risk’ – political or managerial?	7 February 2012
Q4 results: Randgold Resources posts record profit while advancing to next growth stage	6 February 2012
Kibali project in the starting blocks	2 February 2012
Total voting rights	31 January 2012
Gounkoto boosts Loulo complex as development continues	24 January 2012
Partnerships conquer challenges at Tongon	20 January 2012
Total voting rights	30 November 2011
Tongon issues will impact Randgold’s Q4 production	28 November 2011
Block listing six monthly return	11 November 2011
Q3 results: Randgold overcomes obstacles to post profit increase	2 November 2011
Appointment of independent non-executive director: Andrew J Quinn	1 November 2011
President opens new Randgold mine in Côte d’Ivoire	24 October 2011
Kibali maintains target for commissioning in Q4 2013	4 October 2011
Total voting rights	30 September 2011
Block listing six monthly return	26 September 2011
Tipper trucks start journey to Gounkoto mine	22 September 2011
Total voting rights	30 August 2011
Abnormal rainfall impacts production at Loulo complex	29 August 2011
Q2 results: Strong all-round performance delivers production and profit growth	4 August 2011
Kibali relocation starts, paving way for project’s construction phase	19 July 2011
Total voting rights	1 July 2011
Notification of major interest in shares – BlackRock Inc	29 June 2011
Restricted stock award: non-executive directors	24 June 2011
Awards granted under the Randgold Resources Limited restricted share scheme and the Randgold Resources limited co-investment plan: DM Bristow and GP Shuttleworth	15 June 2011
Total voting rights	31 May 2011
Notification of major interest in shares – BlackRock Inc	11 May 2011
Q1 results: Determined effort delivers steady performance gains	5 May 2011
Final dividend for 2010 – election for sterling dividend – and results of voting at 2011 annual general meeting	3 May 2011
Predevelopment progress paves way for mid-year mine construction start at Kibali	18 April 2011

Details of all regulatory announcements can be found in full on the company’s market news page on the London Stock Exchange website at: www.londonstockexchange.com

Documents filed with the UK National Storage Mechanism

TITLE	DATE
Annual Report for the year ended 31 December 2011	30 March 2012
Notice to Shareholder and Proxy Form	30 March 2012

Documents filed with the United States Securities and Exchange Commission

TITLE	DATE

Form 6-K: Incorporating the Following:

Release, dated March 28, 2012, entitled “Randgold’s Malian Mines Continue to Operate”.

Release, dated March 30, 2012, entitled “Director’s Randgold Resources Shareholding”.

Release, dated March 30, 2012, entitled “Record 2011 Results Lay Foundation for Next Growth Stage”.

Release, dated March 30, 2012, entitled “Randgold Posts Robust Reserve Profile with Increased Overall Grade”.

Release, dated March 30, 2012, entitled “Total Voting Rights”.

4 April 2012
Form 20-F: Annual report for the fiscal year ended 31 December 2011.	30 March 2012

Form 6-K: Incorporating the Following:

Release, dated March 19, 2012, entitled “Awards Granted Under the Randgold Resources Limited Restricted Share Scheme and the Randgold

Resources Limited Co-Investment Plan: D M Bristow and G P Shuttleworth”.

Release, dated March 21, 2012, entitled “Gounkoto Convention Marks New Milestone in Partnership With Mali”.

Release, dated March 22, 2012, entitled “Randgold Monitoring Events in Mali”.

Release, dated March 26, 2012, entitled “Directors’ Randgold Resources Shareholding”.

27 March 2012
Form 6-K: Incorporating the Following: Release, dated February 29, 2012, entitled “Total Voting Rights”.	6 March 2012
Schedule 13G/A: Amendment to statement of acquisition of beneficial ownership by individuals (FMR LLC).	14 February 2012
Schedule 13G/A: Amendment to statement of acquisition of beneficial ownership by individuals (Van Eck Associates Corporation).	14 February 2012

Form 6-K: Incorporating the Following:

Release, dated January 31, 2012, entitled “Total Voting Rights”.

Release, dated February 2, 2012, entitled “Kibali Project in the Starting Blocks”.

Release, dated February 6, 2012, entitled “Randgold Resources Posts Record Profit While Advancing To Next Growth Stage”.

Release, dated February 7, 2012, entitled “‘African Risk’ – Political or Managerial?”.

8 February 2012

Form 6-K: Incorporating the Following:

Release, dated January 20, 2012, entitled “Partnerships Conquer Challenges at Tongon”.

Release, dated January 24, 2012, entitled “Gounkoto Boosts Loulo Complex as Development Continues”.

27 January 2012
Schedule 13G/A: Amendment to statement of acquisition of beneficial ownership by individuals (Blackrock, Inc.).	10 January 2012

Form 6-K: Incorporating the Following:

Release, dated November 28, 2011, entitled “Tongon Issues Will Impact Randgold’s Q4 Production”.

Release, dated November 30, 2011, entitled “Total Voting Rights”.

5 December 2011
Form 6-K: Incorporating the Following: Release, dated November 11, 2011, entitled “Block Listing Six Monthly Return”.	25 November 2011

Form 6-K: Incorporating the Following:

Release, dated November 1, 2011, entitled “Appointment of Independent Non-Executive Director: Andrew J Quinn”.

Release, dated November 2, 2011, entitled “Randgold Overcomes Obstacles to Post Profit Increase.”

4 November 2011
Form 6-K: Incorporating the Following: Release, dated October 24, 2011, entitled “President Opens New Randgold Mine in Côte D’Ivoire”.	31 October 2011

Schedule 13G/A: Amendment to statement of acquisition of beneficial ownership by individuals (Wells Fargo & Company).	11 October 2011
Form 6-K: Incorporating the Following: Release, dated October 4, 2011, entitled “Kibali Maintains Target for Commissioning in Q4 2013”.	5 October 2011
Form 6-K: Incorporating the Following: Release, dated September 30, 2011, entitled “Total Voting Rights”.	3 October 2011
Form 6-K: Incorporating the Following: Release, dated September 26, 2011, entitled “Block Listing Six Monthly Return”.	27 September 2011
Form 6-K: Incorporating the Following: Release, dated September 22, 2011, entitled “Tipper Trucks Start Journey to Gounkoto Mine”.	23 September 2011
Schedule 13G/A: Amendment to statement of acquisition of beneficial ownership by individuals (FMR LLC).	12 September 2011
Form 6-K: Incorporating the Following: Release, dated August 29, 2011, entitled “Abnormal Rainfall Impacts Production at Loulo Complex”. Release, dated August 31, 2011, entitled “Total Voting Rights”.	7 September 2011
Form 6-K: Incorporating the Following: Release, dated August 4, 2011, entitled “Strong All-Round Performance Delivers Production and Profit Growth”.	10 August 2011

Form 6-K: Incorporating the Following:

Release, dated July 14, 2011, entitled “Randgold Resources: Q2 Results International Investor Call”.

Release, dated July 19, 2011, entitled “Kibali Relocation Starts, Paving Way for Project’s Construction Phase”.

22 July 2011

Form 6-K: Incorporating the Following:

Release, dated June 24, 2011, entitled “Restricted Stock Award: Non-Executive Directors”.

Release, dated June 29, 2011, entitled “Notification of Major Interest in Shares”.

Release, dated June 30, 2011, entitled “Total Voting Rights”.

6 July 2011

Form 6-K: Incorporating the Following:

Release, dated June 15, 2011, entitled “Awards Granted Under the Randgold Resources Limited Restricted Share Scheme and the Randgold Resources Limited Co-Investment Plan”.

Release, dated June 20, 2011, entitled “Q2 Results Announcement — Thursday 4 Aug 2011”.

21 June 2011
Form 6-K: Incorporating the Following: Release, dated May 31, 2011, entitled “Total Voting Rights”.	8 June 2011
Form 6-K: Incorporating the Following: Release, dated May 11, 2011, entitled “Notification of Major Interest in Shares”.	19 May 2011

Form 6-K: Incorporating the Following:

Release, dated May 3, 2011, entitled “Final Dividend for 2010 Election for Sterling Dividend — and Results of Voting at 2011 Annual General Meeting”.

Release, dated May 5, 2011, entitled “Randgold Q1 Results: Steady Performance Gains”.

Release, dated May 5, 2011, entitled “Determined Effort Delivers Steady Performance Gains”.

10 May 2011

Form 6-K: Incorporating the Following:

Release, dated April 15, 2011, entitled “Randgold Resources — Annual Information Update”.

Release, dated April 18, 2011, entitled “Randgold Resources: Q1 Results International Investor Call”.

Release, dated April 18, 2011, entitled “Predevelopment Progress Paves Way for Mid-Year Mine Construction Start at Kibali”.

20 April 2011
Form 20-F/A: Amendment to annual report for the fiscal year ended 31 December 2010.	18 April 2011

The company has submitted filings to the SEC by virtue of having American Depositary Shares listed on the Nasdaq National Market. Full details of the filings can be viewed at: www.sec.gov

Information submitted to the System for Electronic Document Analysis and Retrieval (SEDAR)

TITLE	DATE

Form 6-K (for the month of April 2012 (first filing)) incorporating the following:

Release, dated March 28, 2012, entitled “Randgold’s Malian Mines Continue to Operate”.

Release, dated March 30, 2012, entitled “Director’s Randgold Resources Shareholding”.

Release, dated March 30, 2012, entitled “Record 2011 Results Lay Foundation for Next Growth Stage”.

Release, dated March 30, 2012, entitled “Randgold Posts Robust Reserve Profile with Increased Overall Grade”.

Release, dated March 30, 2012, entitled “Total Voting Rights”.

April 4, 2012

Form 6-K (for the month of March 2012 (second filing)) incorporating the following:

Release, dated March 19, 2012, entitled “Awards Granted Under the Randgold Resources Limited Restricted Share

Scheme and the Randgold Resources Limited Co-Investment Plan: D M Bristow and G P Shuttleworth”.

Release, dated March 21, 2012, entitled “Gounkoto Convention Marks New Milestone in Partnership With Mali”.

Release, dated March 22, 2012, entitled “Randgold Monitoring Events in Mali”.

Release, dated March 26, 2012, entitled “Directors’ Randgold Resources Shareholding”.

March 27, 2012
Form 6-K (for the month of March 2012 (first filing)) incorporating the following: Release, dated February 29, 2012, entitled “Total Voting Rights”.	March 6, 2012
Letter to Canadian Regulators regarding the Fourth Quarter Interim Filing for the period ended December 31, 2011	February 8, 2012
MD&A - letter from foreign issuer regarding the Fourth Quarter Interim Filing for the period ended December 31, 2011	February 8, 2012

Form 6-K (for the month of February 2012 (first filing)), filed as interim financial statements, incorporating the following:

Release, dated January 31, 2012, entitled “Total Voting Rights”.

Release, dated February 2, 2012, entitled “Kibali Project in the Starting Blocks”.

Release, dated February 6, 2012, entitled “Randgold Resources Posts Record Profit While Advancing To Next Growth Stage”.

Release, dated February 7, 2012, entitled “African Risk’ – Political or Managerial?”

February 8, 2012

Form 6-K (for the month of January 2012 (first filing)) incorporating the following:

Release, dated January 20, 2012, entitled “Partnerships Conquer Challenges at Tongon”.

Release, dated January 24, 2012, entitled “Gounkoto Boosts Loulo Complex as Development Continues”.

January 27, 2012

Form 6-K (for the month of December 2011 first filing)) incorporating the following:

Release, dated November 28, 2011, entitled “Tongon Issues Will Impact Randgold’s Q4 Production”.

Release, dated November 30, 2011, entitled “Total Voting Rights”.

December 5, 2011

TITLE	DATE
Form 6-K (for the month of November 2011 (second filing)) incorporating the following: Release, dated November 11, 2011, entitled “Block Listing Six Monthly Return”.	November 25, 2011

Form 6-K (for the month of November 2011 (first filing)), incorporating the following:

Release, dated November 1, 2011, entitled “Appointment of Independent Non-Executive Director: Andrew J Quinn”.

Release, dated November 2, 2011, entitled “Randgold Overcomes Obstacles to Post Profit Increase.”

November 4, 2011
Letter to Canadian Regulators regarding the Third Quarter Interim Filing for the period ended September 30, 2011	November 4, 2011
MD&A - letter from foreign issuer regarding the Third Quarter Interim Filing for the period ended September 30, 2011	November 4, 2011

Form 6-K (for the month of November 2011 (first filing)), filed as interim financial statements, incorporating the following:

Release, dated November 1, 2011, entitled “Appointment of Independent Non-Executive Director: Andrew J Quinn”.

Release, dated November 2, 2011, entitled “Randgold Overcomes Obstacles to Post Profit Increase.”

November 4, 2011
Form 6-K (for the month of October 2011 (third filing)) incorporating the following: Release, dated October 24, 2011, entitled “President Opens New Randgold Mine in Côte D’Ivoire”.	October 31, 2011
Form 6-K (for the month of October 2011 (second filing)) incorporating the following: Release dated October 4, 2011, entitled “Kibali Maintains Target for Commissioning in Q4 2013”.	October 5, 2011
Form 6-K (for the month of October 2011 (first filing)) incorporating the following: Release, dated September 30, 2011, entitled “Total Voting Rights”.	October 3, 2011
Form 6-K (for the month of September 2011 (third filing)) incorporating the following: Release, dated September 26, 2011, entitled “Block Listing Six Monthly Return”.	September 27, 2011
Form 6-K (for the month of September 2011 (second filing)) incorporating the following: Release, dated September 22, 2011, entitled “Tipper Trucks Start Journey to Gounkoto Mine”.	September 23, 2011
News Release, dated September 22, 2011, entitled “Tipper Trucks Start Journey to Gounkoto Mine”.	September 23, 2011

Form 6-K (for the month of September 2011 (first filing)) incorporating the following:

Release, dated August 29, 2011, entitled “Abnormal Rainfall Impacts Production at Loulo Complex”.

Release, dated August 31, 2011, entitled “Total Voting Rights”.

September 7, 2011
Form 6-K (for the month of August 2011 (first filing)) incorporating the following: Release, dated August 4, 2011, entitled “Strong All-Round Performance Delivers Production and Profit Growth”.	August 10, 2011
Letter to Canadian Regulators regarding the Second Quarter Interim Filing for the period ended June 30, 2011	August 10, 2011

TITLE	DATE
MD&A - letter from foreign issuer regarding the Second Quarter Interim Filing for the period ended June 30, 2011	August 10, 2011

Form 6-K (for the month of August 2011 (first filing)), filed as interim financial statements, incorporating the following:

Release, dated August 4, 2011, entitled “Strong All-Round Performance Delivers Production and Profit Growth”.

August 10, 2011

Form 6-K (for the month of July 2011 (second filing)) incorporating the following:

Release, dated July 14, 2011, entitled “Randgold Resources: Q2 Results International Investor Call”.

Release, dated July 19, 2011, entitled “Kibali Relocation Starts, Paving Way for Project’s Construction Phase”.

July 22, 2011

Form 6-K (for the month of July 2011 (first filing)) incorporating the following:

Release, dated June 24, 2011, entitled “Restricted Stock Award: Non-Executive Directors”.

Release, dated June 29, 2011, entitled “Notification of Major Interest in Shares”.

Release, dated June 30, 2011, entitled “Total Voting Rights”.

July 6, 2011

Form 6-K (for the month of June 2011 (second filing)) incorporating the following:

Release, dated June 15, 2011, entitled “Awards Granted Under the Randgold Resources Limited Restricted Share Scheme and the Randgold Resources Limited Co-Investment Plan”.

Release, dated June 20, 2011, entitled “Q2 Results Announcement — Thursday 4 Aug 2011”.

June 21, 2011
Form 6-K (for the month of June 2011 (first filing)) incorporating the following: Release, dated May 31, 2011, entitled “Total Voting Rights”.	June 8, 2011
Form 6-K (for the month of May 2011 (first filing)) incorporating the following: Release, dated May 11, 2011, entitled “Notification of Major Interest in Shares”.	May 19, 2011
Letter to Canadian Regulators regarding the First Quarter Interim Filing for the period ended March 31, 2011	May 19, 2011
MD&A - letter from foreign issuer regarding the First Quarter Interim Filing for the period ended March 31, 2011	May 19, 2011

Form 6-K (for the month of May 2011 (first filing)), filed as interim financial statements, incorporating the following:

Release, dated May 3, 2011, entitled “Final Dividend for 2010 Election for Sterling Dividend — and Results of Voting at 2011 Annual General Meeting”.

Release, dated May 5, 2011, entitled “Randgold Q1 Results: Steady Performance Gains”.

Release, dated May 5, 2011, entitled “Determined Effort Delivers Steady Performance Gains”.

May 19, 2011

Form 6-K (for the month of May 2011 (first filing)) incorporating the following:

Release, dated May 3, 2011, entitled “Final Dividend for 2010 Election for Sterling Dividend — and Results of Voting at 2011 Annual General Meeting”.

Release, dated May 5, 2011, entitled “Randgold Q1 Results: Steady Performance Gains”.

Release, dated May 5, 2011, entitled “Determined Effort Delivers Steady Performance Gains”.

May 10, 2011

TITLE	DATE

Form 6-K (for the month of April 2011 (second filing)) incorporating the following:

Release, dated April 15, 2011, entitled “Randgold Resources — Annual Information Update”.

Release, dated April 18, 2011, entitled “Randgold Resources: Q1 Results International Investor Call”.

Release, dated April 18, 2011, entitled “Predevelopment Progress Paves Way for Mid-Year Mine Construction Start at Kibali”.

April 21, 2011
Form 20-F/A for the fiscal year ended December 31, 2010 filed as document type ‘Audited annual financial statements (amended)’.	April 19, 2011

Details of all regulatory announcements can be found in full on the company’s profile on the SEDAR website at: www.sedar.com

Caution: This Annual Information Update is required by and is made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any person, takes any responsibility for, nor makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date as at the date of this Annual Information Update and the Company does not undertake any obligation to update any such information in the future.

Randgold Resources Limited contact
Martin Welsh
Telephone:	01534 735 333
Mobile:	077 9 77 55 600
Email: martin.welsh@randgoldresources.com